As filed with the Securities and Exchange Commission on March 28, 2005
File No. 333-118974

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 To

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

General Electric Capital Corporation

(Exact name of registrant as specified in its charter)

Delaware	13-1500700
(State of incorporation)	(I.R.S. Employer Identification Number)

260 Long Ridge Road

Stamford, Connecticut 06927
(203) 357-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan M. Green

General Counsel, Corporate Treasury and Assistant Secretary
201 High Ridge Road
Stamford, Connecticut 06927
(203) 357-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.     ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits.

Exhibit
Number		Description

1	(a)**	Amended and Restated Distribution Agreement dated March 24, 2005 between GE Capital and GECC Capital Markets Group, Inc.
4	(a)	First Amended and Restated Indenture dated as of January 25, 2001 between GE Capital and JPMorgan Chase Bank, N.A., as successor trustee (incorporated by reference from Exhibit 4(d) to GE Capital’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-59977).
5	*	Opinion and consent of Alan M. Green, General Counsel, Corporate Treasury and Assistant Secretary of GE Capital.
12		Computation of ratio of earnings to fixed charges (incorporated by reference from Exhibit 12 to GE Capital’s Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-6461).
23	*	Consent of KPMG LLP. Consent of Alan M. Green is included in his opinion referred to in Exhibit 5 above.
24	*	Power of Attorney.
25	*	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of JPMorgan Chase Bank, N.A., in respect of the First Amended and Restated Indenture.

* Previously filed.

**	Filed electronically herewith.

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SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant, General Electric Capital Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on the 28th day of March, 2005.

GENERAL ELECTRIC CAPITAL CORPORATION

BY	/s/ KATHRYN A. CASSIDY

Kathryn A. Cassidy
(Senior Vice President — Corporate
Treasury and Global Funding Operation)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

*DENNIS D. DAMMERMAN (Dennis D. Dammerman)	Chairman and Director	March 28, 2005

*JAMES A. PARKE (James A. Parke)	Vice Chairman, Chief Financial Officer and Director (Principal Financial Officer)	March 28, 2005

/s/ KATHRYN A. CASSIDY (Kathryn A. Cassidy)	Senior Vice President — Corporate Treasury and Global Funding Operation	March 28, 2005

(Charles E. Alexander)	Director	March 28, 2005

(David L. Calhoun)	Director	March 28, 2005

(James A. Colica)	Director	March 28, 2005

*PAMELA DALEY (Pamela Daley)	Director	March 28, 2005

*BRACKETT B. DENNISTON (Brackett B. Denniston)	Director	March 28, 2005

*ARTHUR H. HARPER (Arthur H. Harper)	Director	March 28, 2005

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	Signature	Title	Date

	(Jeffrey R. Immelt)	Director	March 28, 2005

	*JOHN H. MYERS (John H. Myers)	Director	March 28, 2005

	(Michael A. Neal)	Director	March 28, 2005

	*DAVID R. NISSEN (David R. Nissen)	Director	March 28, 2005

	*RONALD R. PRESSMAN (Ronald R. Pressman)	Director	March 28, 2005

	(John M. Samuels)	Director	March 28, 2005

	*KEITH S. SHERIN (Keith S. Sherin)	Director	March 28, 2005

	(Robert C. Wright)	Director	March 28, 2005

	*PHILIP D. AMEEN (Philip D. Ameen)	Vice President and Controller (Principal Accounting Officer)	March 28, 2005

By:	/s/ KATHRYN A. CASSIDY (Kathryn A. Cassidy)

* AS ATTORNEY-IN FACT FOR THE INDIVIDUALS NOTED ABOVE WITH AN ASTERISK REPRESENTING A MAJORITY OF THE BOARD OF DIRECTORS

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